CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTNG FIRM

The Board of Trustees
Oppenheimer Multi-State Municipal Trust:

We consent to the use in this Registration Statement of Oppenheimer New
Jersey Municipal Fund, Oppenheimer Rochester National Municipals, and
Oppenheimer Pennsylvania Municipal Fund (collectively the Oppenheimer
Multi-State Municipal Trust) of our reports dated August 20, 2004 except as to the note entitled "Subsequent Events-Litigation," which is as of September
14, 2004, included in the Statement of Additional Information, which is part of such Registration Statement, and to the references to our firm under the headings "Financial Highlights" appearing in the Prospectus, which is also part of such Registration Statement and "Independent Registered Public
Accounting Firm" appearing in the Statement of Additional Information.

                              /s/ KPMG LLP

Denver, Colorado
September 27, 2004